Exhibit 1

FOR IMMEDIATE RELEASE	4 May 2020

WPP PLC (“WPP”)

Board Retirement

WPP announces that Paul Richardson retired from the Board on 1 May 2020. This follows the Company’s previous announcement that Paul would be stepping down from his role once a successor had been appointed.

As announced on 4 February 2020, John Rogers was appointed to the Board on 3 February 2020 and he has now succeeded Paul as Chief Financial Officer.

Mark Read, CEO of WPP, said: “Paul has been with WPP for nearly 30 years – more than 20 of them as Group Finance Director – and has made a tremendous contribution to our success during that time. He leaves with our very best wishes and thanks.”

Contact:

Chris Wade, WPP +44(0) 20 7282 4600
Richard Oldworth, Buchanan Communications +44 (0)7710 130634

END